UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **June 1, 2010**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

2440 Mall Drive, Charleston, South Carolina 29406
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 Regulation FD Disclosure

First Financial Holdings, Inc. (the “Company”) (NASDAQ GSM: FFCH), is hosting an analyst/investor day at its corporate headquarters in Charleston, SC on June 1, 2010. The invitation only event will introduce its new executive team and update participants on the economy of the South and North Carolina coastal markets. For more information regarding this matter, see the press release and presentation attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit (99.1). Press Release of First Financial Holdings, Inc. dated June 1, 2010.

Exhibit (99.1). Analyst/Investor Day Presentation of June 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Blaise B. Bettendorf
Blaise B. Bettendorf
Executive Vice President
and Chief Financial Officer

Date: June 1, 2010

EXHIBIT INDEX

Exhibit Number	**Description**
99.1	Press Release of First Financial Holdings, Inc. dated June 1, 2010.
99.2	Analyst/Investor Day Presentation of June 1, 2010.

Exhibit 99.1

FIRST FINANCIAL HOLDINGS, INC.

2440 Mall Drive • Charleston, S.C. 29406
843-529-5933 • FAX: 843-529-5883

NEWS NEWS NEWS NEWS NEWS

Contact: Dorothy B. Wright
Vice President/Investor Relations
and Corporate Secretary
(843) 529-5931 / (843) 729-7005
dwright@firstfinancialholdings.com

FIRST FINANCIAL HOLDINGS, INC.
ANNOUNCES 2010 ANALYST/INVESTOR DAY

Charleston, South Carolina (June 1, 2010) – First Financial Holdings, Inc. (“First Financial” or the “Company”) (NASDAQ GSM: FFCH), the holding company for First Federal Savings and Loan Association of Charleston (“First Federal” or the “Association”), announced today that the company will host an analyst/investor day to introduce its new executive team and update participants on the economy in our markets.

The event will be held on Tuesday, June 1, 2010 at 9:30 a.m. ET in Charleston, SC. The presentation material referenced during the event will be posted on the company’s website at www.firstfinancialholdings.com on June 1 by approximately 10 a.m. ET.

First Financial is the holding company for First Federal Savings and Loan Association of Charleston, which operates 65 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick, New Hanover and Pender counties in coastal North Carolina offering banking, trust and pension administration services. The Company also provides insurance and brokerage services through First Southeast Insurance Services, The Kimbrell Insurance Group and First Southeast Investor Services.

For additional information about First Financial, please visit our website at www.firstfinancialholdings.com or contact Dorothy B. Wright, Vice President-Investor Relations and Corporate Secretary, (843) 529-5931.

Exhibit 99.2

First Financial Holdings, Inc.

WELCOME

ANALYST/INVESTOR DAY

Tuesday ▣ June 1st ▣ **2010**

2440 Mall Drive ▣ Charleston, SC

Welcome

Dee Bee Wright

VP of Investor Relations & Corporate Secretary

Paula Harper Bethea

Chairman of the Board of Directors

Tom Hood

President of First Federal

Savings and Loan Association of Charleston

Wayne Hall
President & CEO

Introduction of
Board Members and Executive Team

Update on FFCH Strategic Initiatives

First Federal
You're First.



Board of Directors
President/First Federal
A. Thomas Hood
President/CEO
R. Wayne Hall
Risk Management
G. Danny Clonts
Chief Banking Officer
J. Dale Hall
Commercial Banking
John N. Golding
Retail Banking
Richard A. "Rick" Arthur
Marketing
R. Bruce Copeland, Jr
Insurance
Allison A. Rhyne
Wealth Management
Daniel "Dan" S. Vroon
Credit Risk Management
Joseph "Joe" W. Amy
Support Services
Eartha C. Morris
Finance
Blaise B. Bettendorf
Human Resources
Jerry P. Gazes

Core Values

Genuine Care For Employees

Core Values

Genuine Care For Customers

Core Values

Integrity: "We Do The Right Thing"

Core Values

Community:

Give Back Time, Money And Resources

Core Values

Create Long Term Stakeholder Value


First Financial Holdings, Inc.
North Carolina
South Carolina
Burlington
Rock Hill
Union
Laurens
Winnsboro
Conway
Wilmington
Florence
Columbia
Sunset Beach
Myrtle Beach
Ridgeland
Charleston
Beaufort
Hilton Head Island
First Financial Holdings, Inc.
Retail Banking Offices (47)
In-Store Offices (18)
First Southeast Insurance Services (13)
Kimbrell Insurance Group (1)
First Southeast Investor Services (25)



Burlington
Durham
Raleigh
Spartanburg
Greenville
Rock Hill
Union
Florence
Conway
Laurens
Winnsboro
Wilmington
Columbia
Myrtle Beach
Charleston
Savannah
Hilton Head Island
Jacksonville
First Financial Holdings, Inc.
Retail Branches (65)
First Southeast Insurance Services (13)
Kimbrell Insurance Group (1)
First Southeast Investor Services (25)
Potential New Markets
0
250mi
Copyright (C) 2010 SNL Financial LC. All rights reserved

Demographics

	South Carolina			North Carolina		Georgia	Florida
	Columbia	**Spartanburg**	**Greenville**	**Raleigh**	**Durham**	**Savannah**	**Jacksonville**
Total Population (actual)							
% Change 2009 - 2014	6.71 %	5.52 %	6.18 %	17.97 %	7.51 %	7.87 %	10.33 %
Total Households (actual)							
% Change 2009 - 2014	8.06 %	6.35 %	7.00 %	18.18 %	8.09 %	8.46 %	10.76 %
Average Household Income							
Current 2009	$ 66,358	$ 59,717	$ 64,175	$ 86,338	$ 71,291	$ 63,151	$ 71,347
% Change 2009 - 2014	3.91 %	3.03 %	3.86 %	4.64 %	4.47 %	4.46 %	5.28 %
Average Household Net Worth							
Current 2009	$ 419,982	$ 361,822	$ 419,059	$ 545,619	$ 476,590	$ 410,023	$ 437,582

Data Source: SNL Financial

Commercial Banking

How Do we transition the portfolio from A&D, CRE, and transactional business to High Quality C&I and Small Business Relationships?

- Segment Commercial Banking Group into Middle Market and Small Business Platforms.
- This will allow a targeted approach to servicing the Banking needs of each unique segment.
- It will maximize profitability through tailored Product Delivery Channel for each segment.
- It will create a high quality customer experience by delivering the full capacity of the Bank to every client in the communities we serve.

Small Business Banking

Focus on Small Business in the First Federal Footprint will support the needs of this large component of our community.

- SBA defines a small business as one with fewer than 500 employees.
- South Carolina has 81,698 small employers (2006) which accounts for 97.3% of the state's employers and 50% of its private sector employment.
- North Carolina has 173,409 small employers (2006) which accounts for 98.1% of the state's employers and 48.6% of its private sector employment.

Small Business Banking

Provide local, Knowledge based, Advisory Bankers

- Focus on our core Client Centric Delivery Model to create a robust small business banking platform.
- Create streamlined process to deliver efficiently and effectively to meet the fast pace/high volume needs of small business.
- Enhance our product base by offering SBA and other Guaranty program solutions to our clients.
- Focus on Non-Profit Organizations through specialized Bankers.
- Target Cross Sell Opportunities such as Insurance and retirement services to help small business owners manage and grow their business.